Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Baytex Energy Corp.

We consent to the use of our reports, each dated March 5, 2019, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Our report dated March 5, 2019, on the effectiveness of internal control over financial reporting as of December 31, 2018, contains an explanatory paragraph that states that Baytex Energy Corp. (the “Corporation”) acquired Raging River Exploration Inc. (“Raging River”) during 2018, and that management excluded from its assessment of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2018, Raging River’s internal control over financial reporting associated with total assets of $2.1 billion and total revenues, net of royalties, of $142.3 million included in the consolidated financial statements of the Corporation as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Corporation also excluded an evaluation of the internal control over financial reporting of Raging River.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-171568) on Form S-8 and Registration Statement (No. 333-171866) on Form F-3 of Baytex Energy Corp.

/s/ KPMG LLP
Chartered Professional Accountants
March 12, 2019
Calgary, Canada